Exhibit 99.1

CNFinance Announces Third Quarter of 2021

Unaudited Financial Results

GUANGZHOU, China, November 23, 2021 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3,117.5 million (US$480.7 million) in the third quarter of 2021, compared to RMB3,093.4 million in the same period of 2020.

●	Total outstanding loan principal[2] was RMB11.1 billion (US$1.7 billion) as of September 30, 2021, compared to RMB9.7 billion as of December 31, 2020.

●	Total interest and fees income were RMB457.0 million (US$70.5 million) in the third quarter of 2021, compared to RMB476.0 million in the same period of 2020.

●	Net income was RMB19.0 million (US$2.9 million) in the third quarter of 2021, compared to RMB50.1 million in the same period of 2020.

●	Basic and diluted earnings per ADS were RMB0.28(US$0.04) and RMB0.25 (US$0.04), respectively, in the third quarter of 2021, compared to RMB0.73 and RMB0.67, respectively, in the same period of 2020.

“Following a good first half, our loan facilitation business remained stable in the third quarter of 2021. During the third quarter, the robust business operations of micro-and small-enterprises (MSEs) created an increase in capital demand. To meet such demand, our professional and dedicated team, with the aid of our efficient and visualized online system, served over 5,000 borrowers. With RMB3.1 billion loans originated in the third quarter of 2021, the total outstanding loan principal reached RMB11.1 billion as of September 30, 2021. Although exposed to the lower funding supply from trust companies and an increase in financing cost, we were still able to record a net income of RMB19.0 million in the third quarter of 2021. It is worth noticing that we enlarged our business scale during the third quarter of 2021 while we lowered the collaboration cost for sales partners as a result of lower rate of incentives due to the overall lowered interest rates on loans, which reflected the success of our efforts to improve the screening and management of sales partners. To promote the strategical transformation to an asset-light platform, we plan to dispose of certain legacy loans under the traditional model in the fourth quarter. We will conduct evaluations and endeavor to sell those loans in bulk at fair market prices. Looking forward, we remain dedicated to building an asset-light service platform with a high turnover at a large scale while staying true to our mission of providing MSE owners with affordable, accessible and efficient financial services,” commented Mr. Bin Zhai, CEO and Chairman of CNFinance.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans principal outstanding for CNFinance at the end of the relevant period.

Third Quarter 2021 Financial Results

Total interest and fees income decreased by 4.0% to RMB457.0 million (US$70.5 million) for the third quarter of 2021 from RMB476.0 million in the same period of 2020.

Interest and financing service fees on loans decreased by 3.7% to RMB454.9 million (US$70.2 million) for the third quarter of 2021 from RMB472.5 million in the same period of 2020, primarily due to the combined effect of (a) the increase in the balance of average daily outstanding loan principal, and (b) the lowered interest rate on loans facilitated in an effort to comply with rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks decreased by 40.0% to RMB2.1 million (US$0.3 million) for the third quarter of 2021 from RMB3.5 million in the same period of 2020, primarily due to the smaller daily average amount of time deposits.

Total interest and fees expenses increased by 18.8% to RMB219.1 million (US$33.8 million) for the third quarter of 2021, compared to RMB184.4 million in the same period of 2020, primarily due to the increase in the principals of other borrowings as well as the funding cost from trust companies.

Net interest and fees income was RMB237.9 million (US$36.7 million) for the third quarter of 2021, a decrease of 18.4% from RMB291.6 million in the same period of 2020.

Collaboration cost for sales partners decreased to RMB101.5 million (US$15.7 million) for the third quarter of 2021 from RMB112.5 million in the third quarter of 2020, primarily due to the lower rate of incentives paid to sales partners by the Company in response to the overall lowered interest rates on loans.

Net interest and fees income after collaboration cost was RMB136.4 million (US$21.0 million) for the third quarter of 2021, a decrease of 23.8% from RMB179.1 million in the same period of 2020.

Provision for credit losses increased by 4.8% to RMB32.6 million (US$5.0 million) for the third quarter of 2021 from RMB31.1 million in the same period of 2020. The increase was mainly attributable to the combined effect of (a) the increase in outstanding principal of non-delinquent loans and loans delinquent within 90 days which resulted in the increase in collectively assessed allowances; and (b) the Company’s receipt of recoveries in the quarter after charging down loans that are 180 days past due to net realizable value.

Net gains/(losses) on sales of loans decreased to a net loss of RMB3.5 million (US$0.5 million) for the third quarter of 2021 from a net gain of RMB39.5 million in the same period of 2020, primarily attributable to the fact that the Company sold loans over 90 days past due to third parties with larger discount to recover cash under the traditional facilitation model.

Other gains/(losses), net increased to a net gain of RMB15.8 million (US$2.4 million) for the third quarter of 2021 from a net loss of RMB2.1 million in the same period of 2020, primarily attributable to the increase of gains on confiscated Credit Risk Mitigation Position.

Total operating expenses decreased by 21.1% to RMB93.0 million (US$14.4 million) for the third quarter of 2021, compared with RMB117.9 million in the same period of 2020.

Employee compensation and benefits increased by 2.1% to RMB47.7 million (US$7.4 million) for the third quarter of 2021 from RMB46.7 million in the same period of 2020, primarily attributable to higher social security and housing fund benefits provided for employees resulting from the end of the phased reduction policy released by the PRC Ministry of Human Resources and Social Security in reaction to the COVID-19 pandemic in the third quarter of 2020.

Share-based compensation expenses decreased by 69.7% to RMB4.7 million (US$0.7 million) for the third quarter of 2021 from RMB15.5 million in the same period of 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 10.9% to RMB10.6 million (US$1.6 million) for the third quarter of 2021 from RMB11.9 million for the same period of 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” were significantly decreased in the third quarter of 2021 compared to the same period of 2020 due to maturity of some trust plans. Such decrease was also due to a decrease in interest and financing service fees on loans by 3.7% for the third quarter of 2021 compared to the same period of 2020.

Operating lease cost decreased by 15.9% to RMB3.7 million (US$0.6 million) for the third quarter of 2021 as compared to RMB4.4 million for the same period of 2020, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses decreased by 33.2% to RMB26.3 million (US$4.1 million) for the third quarter of 2021 from RMB39.4 million in the same period of 2020, primarily due to decreases in (a) service fees paid to third-party IT developers; (b) the cost related to promoting the collaboration model, and (c) service fees paid to third-party consultants.

Income tax expense decreased by 73.2% to RMB6.6 million (US$1.0 million) for the third quarter of 2021 from RMB24.6 million in the same period of 2020, primarily due to a decrease in the amount of taxable income.

Effective tax rate decreased to 25.7% for the third quarter of 2021 from 33.0% in the same period of 2020, because the share-based compensation expenses, as non-deductible expenses, decreased to RMB4.7 million (US$0.7 million) for the third quarter of 2021 from RMB15.5 million in the same period of 2020.

Net income decreased by 62.1% to RMB19.0 million (US$2.9 million) for the third quarter of 2021 from RMB50.1 million in the same period of 2020.

Basic and diluted earnings per ADS were RMB0.28 (US$0.04) and RMB0.25 (US$0.04), respectively, in the third quarter of 2021, compared to RMB0.73 and RMB0.67, respectively, in the same period of 2020. One ADS represents 20 ordinary shares.

As of September 30, 2021 and December 31, 2020, the Company had Cash, cash equivalents and restricted cash of RMB2.0 billion (US$0.3 billion) and RMB2.0 billion, including RMB1.4 billion (US$0.2 billion) and RMB1.0 billion from structured funds, respectively, which could only be used to grant new loans and activities.

The actual delinquency rate for loans originated by the Company decreased to 20.4% as of September 30, 2021 from 22.6% as of December 31, 2020. Under the collaboration model, the actual delinquency rate for first lien loans increased to 24.5% as of September 30, 2021 from 18.0% as of December 31, 2020, and the actual delinquency rate for second lien loans was stable at 15.5% as of September 30, 2021 as compared to 15.6% as of December 31, 2020. Under the traditional facilitation model, the actual delinquency rate for first lien loans decreased to 38.9% as of September 30, 2021 from 47.0% as of December 31, 2020, and the actual delinquency rate for second lien loans decreased to 38.3% as of September 30, 2021 from 43.2% as of December 31, 2020.

The actual NPL rate for loans originated by the Company decreased to 7.5% as of September 30, 2021 from 11.7% as of December 31, 2020. Under the collaboration model, the actual NPL rate for first lien loans increased to 9.1% as of September 30, 2021 from 6.7% as of December 31, 2020, and the actual NPL rate for second lien loans decreased to 4.3% as of September 30, 2021 from 4.6% as of December 31, 2020. Under the traditional facilitation model, the actual NPL rate for first lien loans decreased to 27.5% as of September 30, 2021 from 38.2% as of December 31, 2020, and the actual NPL rate for second lien loans decreased to 23.8% as of September 30, 2021 from 31.6% as of December 31, 2020.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to change and substantial uncertainty and therefore cannot be predicted. For the fourth quarter of 2021, based on the information available as of the date of this press release, the Company expects to dispose of certain non-performing loans to improve the overall loan portfolio, and expects to incur a net loss of between RMB80 million and RMB100 million..

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, November 23, 2021 (9:00 PM Beijing/ Hong Kong Time on Tuesday, November 23, 2021).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on November 30, 2021.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10162076

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4854 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro-and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2020	September 30, 2021
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,960,923	1,964,143	302,856
Loans principal, interest and financing service fee receivables (include loans held-for-sale of RMB586,206,781 and RMB568,011,041, with RMB76,013,067 and RMB45,706,714 measured at fair value as of December 31, 2020 and September 30, 2021, respectively)	9,688,941	11,101,332	1,711,742
Allowance for credit losses	659,479	641,287	98,882
Net loans principal, interest and financing service fee receivables	9,029,462	10,460,045	1,612,860
Investment securities	418,137	1,451,164	223,759
Property and equipment	4,716	2,726	421
Intangible assets and goodwill	3,230	4,163	642
Deferred tax assets	75,824	6,417	989
Deposits	114,052	157,643	24,307
Right-of-use assets	19,468	17,102	2,637
Guaranteed assets	533,680	756,275	116,612
Other assets	74,004	110,522	17,042
Total assets	12,233,496	14,930,200	2,302,125
Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	508,577	300,546	46,342
Other borrowings	5,649,669	8,348,794	1,287,322
Accrued employee benefits	29,627	23,134	3,567
Income taxes payable	154,807	188,111	29,005
Deferred tax liabilities	396,594	211,063	32,544
Lease liabilities	19,545	16,837	2,596
Credit risk mitigation position	1,209,729	1,407,171	216,975
Other liabilities	523,697	510,981	78,790
Total liabilities	8,492,245	11,006,637	1,697,141
Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with US$0.0001 as par value issued as of December 31, 2020 and September 30, 2021)	917	917	141
Additional paid-in capital	999,663	1,013,737	156,311
Retained earnings	2,759,128	2,928,984	451,627
Accumulated other comprehensive losses	(18,457)	(20,075)	(3,095)
Total shareholders’ equity	3,741,251	3,923,563	604,984
Total liabilities and shareholders’ equity	12,233,496	14,930,200	2,302,125

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	472,464	454,870	70,138
Interest on deposits with banks	3,495	2,123	327
Total interest and fees income	475,959	456,993	70,465

Total interest and fees expenses	(184,349)	(219,126)	(33,788)
Net interest and fees income	291,610	237,867	36,677
Collaboration cost for sales partners	(112,480)	(101,521)	(15,654)
Net interest and fees income after collaboration cost	179,130	136,346	21,023

Provision for credit losses	(31,088)	(32,589)	(5,025)
Net interest and fees income after collaboration cost and provision for credit losses	148,042	103,757	15,998
Realized gains on sales of investments, net	7,232	2,492	384
Net gains/(losses) on sales of loans	39,466	(3,410)	(526)
Other (losses)/gains, net	(2,102)	15,751	2,429
Total non-interest income	44,596	14,833	2,287

Operating expenses
Employee compensation and benefits	(46,687)	(47,744)	(7,362)
Share-based compensation expenses	(15,518)	(4,692)	(723)
Taxes and surcharges	(11,900)	(10,578)	(1,631)
Operating lease cost	(4,362)	(3,721)	(574)
Other expenses	(39,375)	(26,255)	(4,048)
Total operating expenses	(117,842)	(92,990)	(14,338)

Income before income tax expense	74,796	25,600	3,947
Income tax expense	(24,647)	(6,571)	(1,013)
Net income	50,149	19,029	2,934
Earnings per share
Basic	0.04	0.01	0.002
Diluted	0.03	0.01	0.002
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.73	0.28	0.043
Diluted	0.67	0.25	0.039

Other comprehensive income
Net unrealized gains on investment securities	75	-	-
Foreign currency translation adjustment	(8,482)	1,069	165
Comprehensive income	41,742	20,098	3,099

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Nine months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	1,411,570	1,325,657	204,406
Interest on deposits with banks	12,142	7,907	1,219
Total interest and fees income	1,423,712	1,333,564	205,625

Total interest and fees expenses	(572,003)	(570,367)	(87,946)
Net interest and fees income	851,709	763,197	117,679
Collaboration cost for sales partners	(310,723)	(306,282)	(47,226)
Net interest and fees income after collaboration cost	540,986	456,915	70,453

Provision for credit losses	(308,460)	(30,054)	(4,634)
Net interest and fees income after collaboration cost and provision for credit losses	232,526	426,861	65,819
Realized gains on sales of investments, net	15,544	10,053	1,550
Net gains on sales of loans	105,899	17,878	2,756
Other gains, net	11,929	33,884	5,225
Total non-interest income	133,372	61,815	9,531
Operating expenses
Employee compensation and benefits	(138,161)	(148,753)	(22,937)
Share-based compensation expenses	(46,554)	(14,075)	(2,170)
Taxes and surcharges	(36,784)	(25,658)	(3,956)
Operating lease cost	(17,164)	(11,538)	(1,779)
Other expenses	(93,986)	(74,584)	(11,500)
Total operating expenses	(332,649)	(274,608)	(42,342)

Income before income tax expense	33,249	214,068	33,008
Income tax expense	(23,677)	(44,212)	(6,817)
Net income	9,572	169,856	26,191
Earnings per share
Basic	0.01	0.12	0.019
Diluted	0.01	0.11	0.017
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.14	2.48	0.382
Diluted	0.13	2.25	0.347

Other comprehensive income
Net unrealized gains on investment securities	422	-	-
Foreign currency translation adjustment	(4,184)	(1,619)	(250)
Comprehensive income	5,810	168,237	25,941